EXHIBIT 3


SECURITIES AND EXCHANGE COMMISSION
(Release No. 35-      )
Filings Under the Public Utility Company Act of 1935 ("Act")


October __, 1995.

            Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference.
            Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by ____________, 1995 to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) specified below. Proof of service (by affidavit or, in case of any attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After said date, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective. Transok, Inc., et al. (70-8519)
            Transok, Inc. ("Transok"), Transok Acquisition Company ("TAC"), Transok Gas Transmission Company ("Transmission") and Transok Gas Gathering Company ("Gathering") (collectively, the "Applicant Companies"), P.O. Box 3008, Tulsa, Oklahoma 74101, have filed an application under Sections 9, 10 and 12 of the Act. Transok proposes to simplify its corporate and operating structure by merging its subsidiaries, TAC, Transmission and Gathering, into Transok (the "Mergers"). The Applicant Companies state that the Mergers would result in certain ad valorem tax, regulatory compliance and managerial benefits and efficiencies. In addition, they would simplify the corporate structure of Transok by eliminating one of its first-tier subsidiaries and two of its second-tier subsidiaries.
            At present, Transok has two first-tier subsidiaries, TAC and Transok Properties, Inc. ("Properties"). TAC has four subsidiaries, Transmission, Gathering, Transok Gas Processing Company ("Processing") and Transok Gas Company ("Marketing"). The Mergers would be accomplished by (i) the merger of TAC into Transok, with Transok being the surviving corporation, and (ii) the subsequent mergers of Transmission and Gathering into Transok, with Transok being the surviving corporation. After the completion of these mergers, Transok would have three first-tier subsidiaries (Properties, Processing and Marketing) and no second-tier subsidiaries. The Mergers would be accounted for in accordance with generally accepted accounting principles and would not result in any change in the consolidated financial statements of Transok.
            Transok also proposes to transfer certain natural gas compression assets from Transok to its wholly owned subsidiary, Transok Gas Processing Company, as a capital contribution. Transok states that such transfer would result in certain ad valorem tax savings.